FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of October, 2002.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

X

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  October 25, 2002

Venture Pacific Development Corporation

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

October 8, 2002

TSX Venture Exchange:  VPV

PRESS RELEASE

VENTURE PACIFIC ANNOUNCES RESOLUTION OF LITIGATION

VENTURE PACIFIC DEVELOPMENT CORPORATION, (the "Company") announces the resolution of ongoing litigation between the Company and Mr. Ronald W. Downey, former President of the Company.

On an Order from the Supreme Court of British Columbia, the Company and Mr. Downey have reached an agreement as per the following terms:

Mr. Downey will take judgment in the amount of  $250,000.  The Company will grant Mr. Downey a mortgage in the amount of $250,000 which mortgage is to be registered against the Company's properties in Nevada.  The term of this mortgage will be one year from September 30, 2002 with a zero percent interest rate.  The Company can reduce the settlement amount by prepaying the mortgage at any time up to September 30, 2003.  If the Company makes full payment by October 31st, 2002 the amount to discharge the mortgage would be $204,000.  Subsequent to this, each additional month that the mortgage is in existence, the amount to discharge the mortgage shall increase by $4,000 per month to the maximum of $48,000 in month twelve totaling the full judgment amount of $250,000.

The Company is pleased this matter has been brought to closure.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

President and CEO

Venture Pacific Development Corporation

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

October 18, 2002

TSX Venture Exchange:  VPV

PRESS RELEASE

VENTURE PACIFIC ANNOUNCES EFFECTIVE DATE FOR

CONSOLIDATION AND NAME CHANGE

VENTURE PACIFIC DEVELOPMENT CORPORATION, (the "Company") announces that the TSX Venture Exchange has approved the consolidation of the Company's authorized and issued common shares resulting in every two shares of the Company being consolidated into one new common share.  As a result, the Company's 14,080,555 issued and outstanding common shares will be consolidated into 7,040,277 common shares.

Concurrent with the consolidation, the name of the Company will be changed to "Pacific Harbour Capital Ltd."  In connection with the consolidation and name change, the common shares of the Company will be assigned a new trading symbol "PCF" on the TSX Venture Exchange.

Effective at the opening of trading on October 21, 2002, the common shares of Pacific Harbour Capital Ltd. will commence trading on the TSX Venture Exchange and the common shares of Venture Pacific Development Corporation will be delisted.

The Company will mail to its shareholders a letter of transmittal form with instructions as to what steps shareholders need to take in order to exchange existing share certificates representing pre-consolidation shares of the Company for new shares in the appropriate number of post consolidated common shares in Pacific Harbour Capital Ltd.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

President and CEO